File Number 082-02819

SEVERN TRENT

ENVIRONMENTAL LEADERSHIP

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU

Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Direct Line 44 121 722 4935
Direct Fax 44 121 722 4290
Our Ref GLK

25 July 2005

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, DC 20549
USA

Dear Sir/Madam

In reference to **File Number 082-02819**, I enclose a copy of a Stock Exchange Announcement released today.

Yours faithfully

Gemma Knowles
Company Secretarial Assistant

Encl.

Announcement Body Information:

On 25 July 2005, Severn Trent Plc (the "Company") was informed that the beneficial shareholding of AXA S.A. and its group companies in the Ordinary Shares of $65^{5/19}$p each of the Company had increased to 10,771,587 shares, representing 3.10% of the total issued share capital of that class.

www.severntrent.com